February 21, 2025

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Amendment No. 4 to Registration Statement on Form F-1
            Filed February 18, 2025
            File No. 333-283012
Dear Justin Floyd:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 21, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-1
Capitalization, page 37

1. You state that $41,514,458 and $14,945,342 in debt were converted in the table that presents your capitalization on a pro forma basis. Please provide a reconciliation of these amounts to the total debt balance that existed as of June 30, 2024. To the extent the difference is attributable to interests or amortization of debt discount, tell us how such difference is reflected in the pro forma accumulated deficit. Principal Shareholders, page 82

2. Revise your disclosure to clarify the number of shares issuable to each shareholder who is a party to the Amended and Restated Loan Capitalization Agreement, as the
 February 21, 2025
Page 2

       quantified amounts in the table do not appear to take this issuance into account even though the introductory paragraph and related footnotes acknowledge otherwise. Also, revise to state that certain of your officers and directors have provided indications of interest to purchase in this offering, identify those potential investors and quantify the indication of interest.
       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Justin Grossman